EXHIBIT 99.6
Transcript Afternoon Earning Call

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON EARNINGS CALL
Q4 AND FY 07 RESULTS
APRIL 13, 2007

CORPORATE PARTICIPANTS

 Nandan Nilekani
 Infosys Technologies - CEO and MD

 Kris Gopalakrishnan
 Infosys Technologies - COO, President and Joint MD

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

 S.D. Shibulal
 Infosys Technologies - Director and Head - Worldwide Delivery and Sales

 Amitabh Chaudhry
Infosys BPO - CEO

CONFERENCE CALL PARTICIPANTS

 Anthony Miller
 Arete Research

 Andrew Steinerman
 Bear Stearns

 Alex Kwok
 Nevsky

 Sandeep Shah
 Motilal Oswal

 Pramod Gupta
 Principal Asset Management

 Anantha Narayan
 Morgan Stanley

 Divya Nagarajan
 Motilal Oswal

 Mitali Ghosh
 DSP Merrill Lynch

 Hitesh Zaveri
 Edelweiss Capital

 Surendra Goyal
 Citigroup

 Pankal Kapoor
 ABN Amro

 Jimeth
 Everest Group

 Jain
 Tower Capital

 Dipen
 Kotak Securities

 Shailesh
 JM Mutual

Moderator
Good afternoon ladies and gentlemen.  I am Monali, the moderator for this conference.  Welcome to the Infosys 4th quarter and annual earnings call.  For the duration of the presentation, all participants' lines will be in the listen-only mode.  After the presentation, the question and answer session will be conducted for participants connected to Singtel.  After that the question and answer session will be conducted for the participants in India.  I would like to hand over to the Infosys management.  Thank you and over to you.

Shekar
Thanks Monali and good afternoon ladies and gentlemen.  We are really sorry for the delay in beginning of this conference.  This is Shekar from the Investor Relations team in Bangalore.  We thank you all for joining us today to discuss the financial results for the quarter and year-ended March 31, 2007.  To take us through the earnings numbers and to answer your questions, we have with us today, CEO and Managing Director, Mr. Nandan Nilekani; President, CEO and Joint Managing Director, Mr. Kris Gopalakrishnan and CFO, Mr. V. Balakrishnan, along with other members of the senior management.  We will start with  a brief statement on the performance of the company during the quarter ended March 31, 2007, outlook for the quarter ending 30th June, 2007, and year-ending 31st March, 2008.  After that we will open up the discussion for questions and answers.  Before I hand over to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces.  A full statement and explanation of these risks is available with our filings with the SEC which can be found on www.sec.gov.  I would now pass it on to Infosys management.

Nandan
Thank you Shekar.  This is Nandan Nilekani here and I would like to welcome all of you for this call on the Q4 of FY07 as well as the annual results.  Before I go into the results, I just want to briefly announce a set of senior management changes that are going to come into effect from June 22, 2007.  My colleague, Kris Gopalakrishnan, will assume the role of CEO and MD, effective June 22, 2007. He has been invited by the board and he will do that from June.  My colleague, Mr. Shibulal, will assume the role of Chief Operating Officer, also from the same date and I will be Co-Chairman of the board in an executive capacity.  These are the managing changes that we want to announce and let you know.

Coming to the results, I think we have had another good quarter, sequential growth of 5.1% in U.S. dollar terms and 3.2% in rupee terms.  This has been high quality organic growth with strong growth seen in consulting, engineering services, BPO and package implementation.  A sector which has shown extremely strong growth is telecommunication which has grown sequentially by 25.5% and even the BFSI sector which has been talked about as having a slowdown has grown sequentially by 0.7%.  The IT environment for spending on our type of services continues to be strong.  We are getting good feedback from our customers that they will be continuing to spend on services that we offer and we believe that our model and particularly the Infosys brand and its strength in the market place, makes it well-positioned to take advantage of this globalization of services that is going on.

Going forward, as you have seen, we have given a guidance for the year of 28%-30% revenue growth in dollar terms and we believe that this growth is possible.  We expect to maintain our margins on this growth.  However, we do see a slight effect on the EPS because of the dilution of shares.  We have added 13 million shares from employees exercising the ESOP and that has expanded the number of outstanding shares in the company.  So, I think we are doing well on the front.  We believe that there is growth for us.  We are committing to this growth right now.  We understand the implications of rupee appreciation and employee costs going up but we think we can maintain the margins by getting better utilization and better efficiencies in our SG&A.  So I think, overall we are coming out with what we think are reasonable numbers.  With this I request my colleague, Kris Gopalakrishnan, Chief Operating Officer and incoming CEO, to give his comments on the business.

Kris
Thanks Nandan and good afternoon to everyone in India and outside and good morning and good evening to all the people.  From a client perspective, the billing rate continues to be stable with an upward bias.  In this quarter, we saw a blended improvement of 1.7%.  New clients are coming at higher price points, around 3%-4%.  One important data point is that the top ten customers have been growing sequentially by double digits for the past four quarters.  This quarter, the top ten customers grew sequentially by 15.5%.  We have increased the number of million dollar clients from 256 to 275.  We had 34 client additions this quarter.  Our number of $50 million clients has gone up to 12 from 11, number of more than $100 million revenue clients is 3 and in fact one client is giving us over $200 million of revenues.  So, there is strong growth in our client segments.

From an industry perspective, Nandan talked about BSFI and telecom, Manufacturing grew by 5.7%, sequentially, retailing by 8.0%.  So, we are seeing broad growth in various sectors.  Development projects have gone up from 20.1% to 21.3%.  So, clearly the discretionary spend is happening, package implementation continues to be very strong. Package implementation has grown sequentially by 8.1%, it is 18.4% of revenues, consulting is 4.3% of revenues, testing is 7.3%.  So, we are seeing that again from a services perspective, there are multiple engines of growth.

From an employee perspective, we have added about 5,900 employees gross.  Going forward we are expecting to hire 24,500 employees for the next fiscal at a gross level and for the June quarter, we are expecting 6,700 employees to be added at the gross level.  Attrition is slightly higher from 13.5% to 13.7%, but if you exclude involuntary attrition, then it is stable at 12.2%.  We are giving a compensation increase of about 12%-15% in India and at about 5%-6% outside India and outside India for certain segments it is higher this year because we are looking at a one-time correction because our business mix has changed and in order to attract the right kind of talent for the new business mix, we need to make a one-time correction.  With this I am going to pass on to Bala to give you more details about the financials.

Bala
Thank you Kris.  Good morning everybody.  Our revenues in fourth quarter, that is quarter ending March 31, 2007, were Rs. 3,772 crores, with a sequential growth of 3.2%.  Our gross profit for the quarter was 46.4%.  In Q3, it was 47.0%.  The difference is mainly due to the rupee. Rupee appreciated by 1.75% during the quarter. That had an impact on operating margin.  The SG&A costs are similar to what it was in the previous quarter.  In Q3 it was 14.3%, in Q4 it slightly went up to 14.7%.  The PBIDT, that is operating profit, came down from 32.7% in Q3 to 31.7% in Q4, mainly due to the rupee impact.  And our non-operating income went up slightly because we had higher disposable surplus and also the effective yield has gone up.  The effective yield on our investible surplus was 7% in the third quarter, it went up to 10% in the fourth quarter.  So net-net, our margins were maintained for the quarter despite the rupee.  We had one extraordinary tax reversal during the quarter to the extent of Rs. 124 crores.  It relates to the taxes we provided for our income from some of the overseas jurisdictions.  We have reversed the taxes on completion of assessment and also in certain jurisdictions where the limitation period got exhausted.  Excluding that, our net income for the quarter would have been Rs. 1,020 crores.  So, we have seen the top line and bottom line growing at the same pace.

For the full year, our revenue was Rs. 13,893 crores with a net income of Rs. 3,856 crores.  So, we were able to maintain the margins despite the rupee impact.  During the fourth quarter, we have seen that the dilution has increased because most of the employees have exercised their options.  We had seen employees exercising the option to the extent of 13 million in the fourth quarter.  Overall, for the full year, the employees exercised around 20 million options.  So going forward, we have around 2.1 million options outstanding under our 1998 ADR plan and 1.9 million outstanding under the 1999 rupee plan.  The dilution impact was not much in the fourth quarter because most of the dilution happened towards end of the quarter.  It could be more visible in the next year.

Going forward for next year, we have given a guidance of 23%-25% growth in revenues, somewhere between Rs. 17,038 crores to Rs. 17,308 crores with a net income growth of 20%-22% excluding the tax reversals we made in the fourth quarter.  We are assuming that the margins will be stable in the next year.  We had increased the offshore salaries by somewhere between 12%-15%, onsite salaries between 5%-6%.  The overall impact on the margins due to wage increases for next year is around 300 basis points.  We assume that rupee will be at 43.10 which is the closing rate for March, for next full-year guidance.  Average rupee-dollar rate was Rs. 45.06 in fiscal 2007.  So the rupee-dollar impact on next year's margin could be somewhere between 150-160 basis points.  We believe that we can offset both these impacts through a better utilization. We ended fiscal 2007 with a utilization rate of 74%.  We always said we are comfortable with high 70s.  So we will try to reduce the impact due to wages and also rupee by better utilization, higher efficiency on the SG&A cost and also from better management of costs in the subsidiaries.  Some of the subsidiaries could breakeven in fiscal 2008 or some of them will reduce losses.  So overall, net-net our guidance assumes that margin will be stable, that top line and bottom line growth are similar except for a dilution impact of 3%.  I think with that I will conclude my presentation.  Now, we can throw open the floor for questions.

Moderator
Thank you very much sir.  At this moment, I would like to hand over the proceedings to Singtel moderator to conduct the Q&A for participants connected to Singtel.  After this, we will have a question and answer session for participants at India bridge.  Thank you and over to Zarina.

Zarina
Thank you Monali.  We will now begin the question and answer session for participants connected to Singtel bridge.  Please press 01 to ask a question.  First question is from Mr. Anthony Miller from U.K.  Over to you, sir.

Anthony Miller
Yes, good afternoon gentlemen.  A couple of questions please.  Firstly, on the compensation award which was pretty much in line and may be partly higher than the last year, what I am interested to know is are you expecting to have to raise fresher starting salaries for next year's intake.  My second question relates to your consulting business which is in line with the top line number, looks like it is going in the right direction but it looks like the wheels have fallen off as the losses have increased massively in this past quarter.  Your headcount growth has been minimal which is suggesting to me that not only are you having trouble hiring staff but you are also losing staff in consulting. You do not appear to be anywhere near to your target of headcount and profitability.  I wonder if you could just take us through what has gone wrong and what remedial actions you are taking.  Thank you very much.

Kris
This is Kris. At the entry level, we are increasing salary. We are increasing the entry-level salary this year also and going forward also, we will be increasing the entry-level salary.  Now, the question is about consulting.  The consulting business is still in an investment mode.  We had said that we will have about 500 people in the consulting subsidiary but then when you look at people who do work which is similar to consulting, we have about 3,000 people across the organization among the enterprise solutions group, among our solutions group within each business unit as well as business consulting subsidiary, we have about 3,000 consultants.  It is driving our downstream revenue.  It is winning significant assignments against the global consulting companies and we are scaling this up on an ongoing basis.  So, it is in line with our plans, maybe slightly slower, but it is in line with our overall plans.  Is there anything I missed out in the answer, then you can ask that again please?

Anthony Miller
Yes, I will.  On both points, firstly on the fresher salaries, just to clarify, I was aware that the fresher salaries have gone up for this year to Rs. 2.7 lakhs.  Can I just confirm you saying that you also expect to raise fresher salaries gain for next year's intake and if so it will go up from Rs. 2.7 lakhs to what value?

Mohandas Pai
Last year we increased our fresher salary by about 12%.  We have 6% inflation in India.  And for the next year also, if we increase the salary, it will be in a particular range, around the same range.  People often ask us the question, are you destroying your competitiveness because you are increasing fresher salary.  Our answer to that question is, if you look at our salary structure, we have steep increases after one year and a steeper increase after two years.  So, for the fresher salary will not in any way hurt our competitiveness like you imagine because the steepness of the curve after one year and two years, could become slightly flatter.  This is in account of the fact that in India, there is a great demand for people now. The economy is growing at 8%-9% and there is demand for people and you want to make sure the best people get inside the door.  So, fresher salary potentially could go up in the same range next year.

Anthony Miller
Okay, that is fine, up to 11%.  My last question is on the consulting.  When do you expect your consulting business unit to breakeven?

Kris
Consolidated consulting business is already positive.  You are really looking at standalone basis which has adjustments due to transfer pricing and things like that.  So, that is why on a standalone basis it is showing negative, but on a consolidated basis, it is already positive.

Anthony Miller
Okay.  I will get to know my other questions offline.  Thank you very much.

Moderator
Thank you sir.  Next on line, we have Mr. Andrew Steinerman from Bear Stearns, USA.

Andrew Steinerman
Hi, good morning.  When you look at your intended hiring this spring on campuses, roughly what percentages do you think you will target outside of the traditional engineering graduation classes and how do you expect to train? I am assuming a larger percentage, of math and science majors opposed to strictly engineering majors?

Mohandas Pai
Well, we think that 10% of the total hiring in the services space would be outside the engineering stream and this is for parts of the services that we have.  And, the difference between them and the engineering stream is that these folks possibly require a couple of months of extra training.  So, they will go through six months of training instead of four months and also the compensation will be lower because they have not put in that one additional year of education.  So, it is a way to expand the pool. It is a way to tap into what we call right skilling, getting the right kind of people to do that right kind of job.  I think it is a very important thing to do as you go along and we have done that tremendously in the BPO space.

Andrew Steinerman
When you just say the IT services, I think you said overall campus at outside of engineering, but what percentage just in IT services when you hire this spring, spring 2007, for the people that are to come in a year from now.  What percentage of IT services will be outside engineering, will that also be about 10%?

Mohandas Pai
10%.

Andrew Steinerman
What has it been historically?

Mohandas Pai
Historically, it has been around 3%-4%, now it is going up to 10%.

Andrew Steinerman
Okay.  Thank you very much.

Moderator
Thank you.  Next on line, we have Mr. Alex Kwok from Nevsky, U.K.  Over to you, sir.

Alex Kwok
Hi, good afternoon.  Just a few quick questions.  The first one is in terms of your net additions for the coming year and whether you could give some guidance there.  The second question is on your IT services (including products) utilization which was around 66.9% in Q4.  It seems like an average basis, we have seen quite a pronounced long-term decline in our utilization number for the last four years.  So, I would be interested to hear your comments on that number going forward.  And the last thing is just on the fact that it seems to have been quite a tough quarter, especially in terms of the U.S. GAAP guidance in Q3 which I believe was $859 m at the bottom of the range.  And it seems like you narrowly missed this number if you take into account the changing FX rate which was I think 43.75 the Q4 result.  So, in that context, we have also been hearing that there was perhaps a structured working weekend or also something on those lines in the last quarter.  So, we just like you to confirm whether that was the case and whether that is part and parcel of the thought that this has been a tough quarter?

Shibulal
This is Shibulal. I will just answer on the utilization front.  The more important number to look on the utilization is the utilization excluding trainees because when you include trainees, there is always seasonality to it. As and when you have large batches of trainees joining, if you include them into utilization, it tends to dip.  On the one excluding trainees, we are about 73% plus.  We are very comfortable with high seventies.  So, what you are seeing is an opportunity for us to actually take our utilization to a higher level which we expect to happen over the next couple of quarters, and we have toned down or adjusted our next year recruitment numbers to reflect this and to plan for this.

Kris
Regarding your question about an additional working day, see we do this as required, not quite often, but periodically.  And this is primarily stemming from the need to catch up and finish some work on certain projects and things like that.  Sometimes an extra working day is lost during the quarter which we have to make up. It is of that nature and has actually added very little to the revenue this quarter.

Alex Kwok
Okay.  In terms of any guidance on net addition to the coming year?

Kris
Next year, we are looking at 24,500 gross for the year and for the quarter, 6,700.  We do not give net number because attrition is something which we have to see and based on attrition, these get adjusted.  So, we do not have net numbers, we have gross numbers.

Alex Kwok
Okay, that is pretty helpful.  Thank you.

Moderator
Thank you sir.  I would like to hand over the proceedings back to Monali.

Monali
Thank you Zarina.  We will now begin the Q&A interactive session for India participants.  Participants who wish to ask questions, may please press *1 on your telephone keypad.  On pressing *1, participants will get a chance to present their questions on a first-in-line basis.  Participants are requested to limit to one question.  Participants are also requested to use only handsets while asking questions.  To ask a question, please press *1 now.  First in line, we have Mr. Sandeep Shah from Motilal Oswal.

Sandeep Shah
If you just consider your rupee guidance and take the higher end of the sales and the EPS both for the first quarter and for the full year, we need to grow at 6.7% on the sales front from the second quarter to the fourth quarter and 9% on the EPS from second quarter to the fourth quarter.  So, we see largely a back-ended growth.  Can we link this with the current lower growth rates in the BFSI vertical?

Bala
No, I do not think there is any relation to BFSI or something.  What we are saying is in the first quarter, normally the wage impact kicks in and we also spend lot of money on visas.  So normally in the first quarter, the impact on the margins are higher, it happened last year also.  Over the years, the wage impact to some extent gets neutralized because of the pyramid factor and visa cost is a one-time effect which comes in the first quarter.  Last year, we had liberty of spending it over two quarters.  This year on the first day, the quota is over. So we have to spend all the money in the first quarter.  So it is a regular phenomenon. That has nothing to do with the markets.  On the revenue front, we are giving guidance based on what we see in the market place today.  Generally, the third and fourth quarters tend to be soft quarters, but the first and second continue to be strong quarters.  We had given guidance based on what we see in the market and you are talking about some 6-6.5% sequential growth for the next three quarters which looks at this point of time achievable.

Sandeep Shah
If you can quantify the different margin positives which you are looking to compensate the pressure of close to around 450 to 460 basis points that you can which you have explained earlier.  If you can quantify the different margin levers in terms of how each of the lever will save the margin?

Bala
Sure.  I do not want to get into the decimals, but at the overall basis, the rupee-dollar rate we are assuming for guidance for next year is 43.10.  The average rate for full of fiscal 2007 was Rs. 45.06.  So, the rupee could impact around 150 to 160 basis points on the margins.  The salary impact as we said earlier, could impact the margins by 300 basis points.  Our utilization at the end of March was 74%. As we said earlier, we are keeping a strategic bench to make sure that our growth engine is not impacted.  We are always comfortable with high 70s in terms of utilization.  So, the utilization could neutralize some of this wage and rupee impact.  We also believe that we will continue to get the scale benefits on the SG&A and of course the subsidiaries will make lesser losses for next year.  Consulting had made a loss of $25 million.  Next year, they are projected a loss of $4 million, that could give around 50 basis points.  So, overall what you are saying is on a year-on-year basis, we will be able to maintain the operating margin within a narrow band of 50 to 60 basis points. Rupee is something we have to watch out for but I think at this point of time, we are comfortable with this.

Sandeep Shah
Can you clearly quantify for the utilization rate improvement and SG&A?  How it can improve the margin.

Bala
Utilization for every one percentage change in utilization, we could have some 40 basis points impact on the margins.  So, if we are able to improve the utilization from say 74% to may be 77-78%, it could give us some 100 to 150 basis points.

Sandeep Shah
Okay.  Thanks very much.  All the best.

Moderator
Thank you very much sir.  Next in line, we have Mr. Pramod Gupta from Principal Asset Management.

Pramod Gupta
Thank you.  Sir, just one question I had.  On the pricing, why are we assuming a flat pricing when this year we had about 4% kind of improvement on a full year basis and also we are still seeing clients are coming at a higher price?

Kris
See, if you look what are the factors which impact revenue per employee, the number you gave about 4.9% blended increase annually, is impacted by service mix, it is impacted by which customer is growing because different customers come in at different times and different price points.  It is impact by onsite offshore.  It is impacted of course by prices.  So, we have been saying that pricing is on an upward bias, pricing is increasing, new contracts are coming in at 3%-4% higher.  Also, one more factor is repeat business. 93% is repeat business and mostly the price increase takes some time to flow into all the business.  So, that is why we have said that we have not factored in.  It also is a positive, right, in the sense if it happens, then it is a good result.

Pramod Gupta
Sure.  Another question that I have is that we are already sitting on a close to $1.5 billion cash as per my calculation and still the dividend payout is only Rs. 6.50 per share.  Why it is so and what is the management thinking on that? Thank you very much sir.

Bala
We always said that we want to maintain cash to meet our next one year's expenses.  We always said that our dividend policy is to pay upto 20% of net profit.  We also had set some expectation on the returns.  We collected around Rs. 800 crores in the last quarter because employees exercised options.  It takes some time to count the cash and decide what to do with that.  At the end of the year, we have close to $1.4 billion in cash. We had paid dividend up to 20% of net profit.  So it is in tune with what we have set as a guideline earlier.  We are seeing lot of growth opportunities.  We are spending around $ 420 million in capex next year.  So we want to keep certain amount of strategic cash as long as it does not hurt the returns.  If we believe that if we do not find the use of cash and if we do not have any strategic need to invest that cash, we are willing to look at returning it to our shareholders. We have already done it twice.  At this point of time, we believe that we need the strategic cash.

Pramod Gupta
Okay.  All the best.  Thank you sir.

Moderator
Thank you very much sir.  Next in line, we have Mr. Anantha Narayan from Morgan Stanley.

Anantha Narayan
Thank you and good afternoon everyone.  The demand environment obviously continues to look pretty tightened.  In that context, you are also sort of taking up your utilization to what has been close to peak level historically for you.  Is there a danger of having too little slack in the system over the next 12 months?

Kris
No, our utilization is 74% right now which means that there is flexibility in the system to grow faster if the business is there.  And of course, we can always hire also.  So, there is flexibility in the system.  We believe that there is and that is why we are seeing this is strategic bench.

Anantha Narayan
And just to know, to follow up on the same issue, your additions are going to be a bit lower next year compared to this year.  Will that be lower for both entry level employees as well as lateral employees or will the mix change next year?

Kris Gopalakrishnan
This is based on where we are.  As I said, the utilization is 74% and based on that we have come up with the numbers required and as I said, we can hire if required and these numbers can be revised upwards if need be.

Anantha Narayan
Okay.  Thank you.

Moderator
Thank you very much sir.  Next in line, we have Ms. Divya Nagarajan from Motilal Oswal.

Divya Nagarajan
Hi, my question relates to the spending pattern within the clients that you are visiting.  What is the kind of services that you are seeing traction in?  Could you break that up into discretionary and non-discretionary expenditure please?

Shibulal
Actually, the spending pattern in a way reflects in our revenue mix.  If you look at our revenue mix, you can see that the package implementation has gone to 18.4% this quarter which means that we are getting larger projects in the package implementation space.  That is an area of spend.  Independent Validation Services has gone to 7.3% from 7.0% last quarter, another area of spend.  Development and maintenance seems to be stable.  Our revenues in consulting have gone up.  As Kris was mentioning, we have about 3,000 consultants within Infosys at various levels and revenue from consulting has gone up over the last couple of quarters.  Thank you.

Divya Nagarajan
One more question.  Could you give us the profitability of each of the subsidiaries for this year and what would be expected through the next year, profitability of the subsidiaries?

Bala
Infosys BPO and Australia are profitable.  Infosys BPO had revenues of Rs. 662 crores with a net income of Rs. 151 crores.  Australia - Rs. 445 crores revenue, Rs. 71 crores net profit, 16% net margin.  Consulting - Rs. 213 crores revenues, Rs. 110 crores net loss; so they are still in the investment mode.  China - Rs. 60 crores revenues and Rs. 30 crores net loss.  For the next year, we believe that Infosys BPO would grow up to Rs. 934 crores in revenues while maintaining the margins.  Australia, we will have a normal growth of 30%-40% and Consulting and China will be in tune with what growth you have seen last year.

Divya Nagarajan
Thank you.

Moderator
Thank you very much madam.  Next, we have Ms. Mitali Ghosh from DSP Merrill Lynch.

Mitali Ghosh
Hi, good afternoon everyone.  Could you comment on the macro environment that you see in the U.S. currently and also what your assumption is regarding that which is factored into your guidance for FY08?

Nandan
Mitali, could you repeat that again.

Mitali Ghosh
I was wondering whether you could comment on the macro environment that you see in the U.S. and what your assumption is regarding that in your FY08 guidance.

Nandan
I think the macro environment is fully factored into our guidance.  There are different people with different points of view on the future over next 12 months.  There are many people who are predicting a slowdown and so forth.  But net-net, we have done our poll. We have talked to our clients, we have talked to our macro economic friends and we believe that while all those things are plausible, what is important is that we think that the pressure is on global companies to flatten themselves and become more efficient, more competitive, for them to reorganize and leverage globalization, create standard platforms, drive it offshore.  We think those trends are very present and very strong.  And so, the fact that the interest in offshoring and it is more than offshoring, it is really redesigning firms to become much flatter.  Given that this trend seems to continue to have enough momentum behind it, we have their confidence overall to be able to estimate that we will grow at 28%-30%.

Mitali Ghosh
Right.  Therefore the kind of growth assumption, the idea is probably that it is going to slow a little.  Do you think this could change at all if this becomes a worse recession kind of situation?

Nandan
Well I think we have looked at what is happening and we have come to this guidance by looking at all possible scenarios.  It also does not include acquisitions, it does not include large deals.  It is really the business that we can see with the customers that we have and we will have.

Mitali Ghosh
Okay, that is very helpful and just one other question at this point is in terms of the telecom vertical which has already grown very well for you this quarter. If you could give us a sense as to what you are seeing in terms of the kind of projects the spending is happening and has the growth been somewhat concentrated in a couple of accounts that are you seeing more broad-based spending there?

Kris
Telecom is getting concentrated because internationally there is consolidation.  Having said that, we have broad penetration for the entire supply chain.  We work with the OEMs or the product companies in that space, we work with service providers and we work with the user organizations.  So we have broad penetration, we have geographical penetration, we have service providers in Australia, in Japan, in Europe and in North America as our clients.  We have cable companies, pure telecom companies. We have the new age telecom companies who run on Voice-Over IP and internet and things like that.  So, we believe we have broad exposure to this industry but it is an industry which is consolidating.  From a service perspective, everything from BPO, infrastructure management, development, maintenance, consulting, all these services are being offered to this industry.  As the relationships grow larger, definitely all the services are being used or are being sold to these companies.

Mitali Ghosh
Okay.  Thanks a lot.

Moderator
Thank you very much madam.  Participants are requested to limit to one question.  Next in line, we have Mr. Hitesh Zaveri from Edelweiss.

Hitesh Zaveri
Hi.  My question is pertaining to the productized services, an initiative that Infosys has at a large scale at one time.  I am hearing again that company is looking at investing further in creating solutions, creating frameworks, as an approach to services.  Could you elaborate how large is this initiative and what kind of impact could it have on your realizations or your selling process?

Shibulal
Over the last two years, we have been investing in building solutions.  We have built a number of solutions in various verticals.  For example, in banking and capital markets, we have a compliance solution, in retail we have an RFID solution.  So, we have solutions in each of the verticals.  We also have horizontal solutions.  For example, systems integration has an application porting solution in place.  These solutions do have frameworks and reusable components.  They do give us higher margin because the pricing in many of the situations are non-effort based.

Hitesh Zaveri
Sure that is helpful.  I also had a question about the growth in the telecom vertical, insurance and Europe geography.  You did address the telecom part.  For the past eight quarters, the insurance growth has been pretty weak excepting the last two where year-on-year growth is over 50% and so there is one point.  If you could comment there and Europe continues to sustain more than 50% year-on-year growth, do you see this continuing?

Shibulal
If you look at insurance revenue, I have the numbers here.  It has fluctuated between 7.4%-7.9% over the last seven quarters.  So, as a percentage basis, it has not moved much but at the same time it has kept pace with the company growth.  And we are actually seeing good future in the insurance segment.  Europe has gained over the last seven or eight quarters.  It has gone up from 23.7% in Q2 of 2006 to 26.6% Q407 which means that the contribution from Europe has gone up over the last few quarters.  Probably, now the growth will continue but the percentage shift will come down because even rest of the world and North America are showing good growth.

Hitesh Zaveri
Thank you.

Moderator
Thank you very much sir.  Next we have Mr. Surendra Goyal from Citi group.

Surendra Goyal
Good afternoon everyone.  A few questions on demand again.  First, multinational ramping up in India, has that changed demand dynamics in any way and secondly is there an inclination among clients to incrementally grow through captives?

Nandan
Which demand are you talking about?  Demand for people or demand on the business side?

Surendra Goyal
I am talking about demand for business type, not people, not the supply side.

Nandan
Let me be very clear.  There is absolutely no impact on demand because of legacy firms coming to India.  You must understand that it is not that the customer is waiting for the legacy firms to develop offshore because they have had fantastic relationship.  The fact of the matter is that the historical record of providing high quality services on time and providing genuine value has really been missing in the whole equation and so I do not think this has had any impact on a business. In fact our business continues to grow, we are getting enormous attention, we are getting mindshare, we are getting access to the executive suite.  So, I do not think this is anything to be concerned about.

Surendra Goyal
Thank you a lot.  On the captive side, is there any change, more clients taking the captive group?  Any kind of change over there?

Nandan
There are some clients who are developing captives but I think most clients are maturing into understanding what is it that a captive should do or what is it that partners like us can do and I think the fact that we can bring our global intellectual property to the table, the fact that we work with 500 customers and develop benchmarks in best practices, the fact that we can be flexible in ramping up and ramping down or as a fact that because of our brand we attract very good people, all these things help our customers to realize that they can either go with us completely or a combination of captive and going with us.

Surendra Goyal
And just one more questions.  Just wanted to get some idea on third party advisory firms.  How much of your incremental business, may be on a consolidated business would be advised by such players?

Nandan
Not very much.

Surendra Goyal
That was very helpful.  Thanks a lot.

Moderator
Thank you very much sir.  Next, we have Mr. Pankaj from ABN Amro.

Pankaj
My question is on the contracts.  We have seen rupee appreciation to almost 6%-7% in the last 17 to 18 months and I was wondering if there have been any instances during this quarter or in the recent past where we have seen some older contracts where the escalation cost related to currency appreciation is getting triggered and if yes what will be the percentage of such contract of our total revenues.  And do you see increasing number of such instances going forward given the way that the currency has been behaving?

Kris
Typically, the way these things work is that when we cannot agree, then we can go the automatic route.  Typically, in long term relationships, you do not unilaterally go ahead and raise the rates.  You always negotiate with the client, you bring it to their notice and then discuss and then increase if both parties agree.  If both parties do not agree, then the clauses in the contract will get applied.  So, that is a process.  We have been saying that in contract renewals as well as in new customer instances, we have seen increases in rates and this is in the range of 2%-3% existing contracts, 3%-4% new customers.

Pankaj
Okay.  So, in some contracts, do we have this kind of a clause or do we have this kind of an increase coming in during midway also, not during the scheduled renewals or scheduled negotiation, but during the interim especially because of routine behavior?

Kris
We talk to the client because when you go to the client and ask for an increase, you have to have some reason.  So, one of the reasons we do ask is compensations going up and appreciation of rupee is also one of the reason, but basically driven from increased costs. That is what it is.

Pankaj
And just one small clarification on the utilization ex trainees, what led to this 300 basis point decline quarter-on-quarter, if you can explain that please.

Kris
There are two factors.  One is, remember that there is some seasonality. September and October months are when significant number of people join and it takes some time to wind that down.  And then we are coming from higher growth to slightly slower growth this quarter and then strategic bench.  We have been modeling this and saying that we need to have some strategic bench.  So, all these factors.

Pankaj
Okay.  Thank you.

Moderator
Thank you very much sir.  Next in line, we have Mr. Jimeth Arora from the Everest Group.

Jimeth Arora
Hi.  Just a couple of quick comments I wanted.  Can you just comment on the growth of the IT infrastructure outsourcing business and two, could you please share the overall last 12 months attrition figure for Infosys BPO?

Shibulal
I will comment on the infrastructure business.  We had good growth in the infrastructure business last year, 50% and up.  We are also expecting good growth in FY08 from the infrastructure business.

Jimeth Arora
Okay.  And the attrition for the Infosys BPO?

Amitabh Chaudhry
Well, our year to date attrition in Infosys BPO is 37.5% in comparison to 43% last year.  So, we have made a substantial improvement but we have still got some way to go.  And this attrition number does not exclude anything.  So, this attrition number is based on some one joining today and leaving in one hour.  These are the numbers.  We have made some improvement but we have got a long way to go and we are still working at it.

Jimeth Arora
Okay.  Thanks a lot.

Moderator
Thank you very much sir.  Next in line, we have Ms. Jain from Tower Capital.

Jain
I just wanted to know the impact of this one time correction in salary.  Hello.

Mohandas Pai
What we have said for salaries is that normally we pay 3% more for people overseas compared to the previous year.  This year overall cost is 5%-6%.  That extra 2%-3% or 3% is going to be paid to a set of people at a particular band or a role, so that we can make some corrections in relation to market salaries.  The correction has come about because of many reasons. One we are going up the value chain and 23% of revenues come from consulting and enterprise solutions, it means the kind of people whom we hire and the compensation we need to pay for them is qualitatively different from what we did earlier.  Two, we find that the complexity of the projects required people of a different kind of skill and experience and those people need to be compensated on a comparable basis.  So we need to make sure they make some correction.  Three, because of the changes in salary structure over the last several years, some distortions have crept in and we need to correct the distortions and that is why this correction is taking place.  This correction is one time correction, has been factored into the guidance by Bala.  So, I think this will make us much more competitive.

Jain
Okay.  Can you provide me again the Australia revenue figures, subsidiary?

Bala
Infosys Australia had revenues of Rs. 445 crores with a net income of Rs 71 crores.

Jain
Thank you sir.

Moderator
Thank you very much madam.  Participants are requested to use handsets while asking questions.  Next in line, we have Mr. Saurav from Kotak Securities.

Dipen
This is Dipen here.  Most of the questions have been answered.  Just wanted to know what can be the effective tax rate for the next year, for 2008.

Bala
I think it could be in the same range of 11.5-12%.  This quarter it has slightly increased because of the non-operating income.  Excluding that for next year, the tax rate should be in the same range.

Dipen
Okay.  Secondly thing was, when I look at the P&L account, I just saw that the number of shares have not increased as much as 13 million in the last quarter.  So, has that thing happened, some of the dilution has happened post the quarter, not in the current quarter, 1st of April afterwards?

Bala
No, it happened in the last quarter, but for weighted number of shares, you take the number of days of shares outstanding.  So we do not see much of a dilution reflected in the numbers in the fourth quarter.  Most of the dilution impact will be visible in the next year because most of the exercise happened in the last two weeks of March.

Dipen
Okay.  So, currently what could be the total number of outstanding shares?

Bala
We have around 3.9 million options outstanding, around 2.1 million under the 1998 ESOP plan and another 1.9 million under the 1999 plan.  We got around 20 million options exercised in full fiscal 2007 with 13 million plus happening in the March quarter.

Moderator
Are you through with your question sir?

Dipen
Yes madam.  Thank you very much.

Moderator
Thank you very much sir.  Next in line we have Mr. Shailesh from Jain Mutual Fund.

Shailesh
Hi, everybody.  Shailesh from J.M. Mutual.  My question is relating to the mortgage business, your exposure is just 1%.  Does the company not see that that is a good enough or a big enough market, or does it have enough products in that space?

Kris
It is a market but we look at the various options we have with the clients we have.  We are just saying that currently our share of business from mortgage industry in the sub-prime space is 1%.

Shailesh
Would you like to increase that in future?

Kris
We have to wait and see.  Insurance is a focus area for us but insurance is very very broad and contains many types of insurance products and things like that.  So, we will have to see; right now it is 1%, that's all.

Shailesh
Okay.  Thank you very much.

Moderator
Thank you very much sir.  At this moment, I would like to handover the floor back to the Infosys management for final remarks.

Nandan
I think we have come to the end of this analyst call.  I am extremely grateful to all of you for participating today.  As we said, we have closed the year on a good note. We are opening the new year on a good note.  We also put in the senior management changes to look at the future and I believe Kris and Shibu will do a tremendous job in taking this company forward.  The important thing is to realize that whatever we have been saying is happening.  We have been saying for a long time that this is a mega trend and there is a secular opportunity that we have been able to utilize.  I think our investments in the long-term have been paying off.  We have found no impact of global legacy players coming here and I think we are well poised to take advantage of all the opportunities we have.  Thank you very much and talk to you again next quarter.

Moderator
Ladies and gentlemen, thank you for choosing WebEx conferencing service.  That concludes this conference call.  Thank you for your participation.  You may now disconnect your lines.  Thank you and have a nice evening.